The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 300,881,904 shares of Common Stock outstanding as of August 13, 2025:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition		Shared power to dispose or to direct the disposition
Embraer Aircraft Holding, Inc.	246,399,589	81.9%	0	246,399,589		0	246,399,589
Embraer S.A.	246,399,589	81.9%	0	246,399,589	0		246,399,589

EAH is the record holder of the 246,399,589 shares of Common Stock reported herein. EAH is controlled by Embraer. The number of shares beneficially owned do not include the shares of Common Stock issuable upon exercise of the warrants held by EAH as they are not exercisable within 60 days.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Common Stock; however, because each Covered Person is a director or executive officer of the Reporting Persons, as applicable, each Covered Person may be deemed to be the beneficial owner of the Common Stock beneficially owned by the Reporting Persons. The Covered Persons disclaim any beneficial ownership of the shares of Common Stock held by the Reporting Persons.